

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 15, 2006

via U.S. mail and facsimile

Mr. Kevin Kreisler
Chief Executive Officer
GS Cleantech Corporation
535 West 34th Street, Suite 203
New York, NY 10001

   RE: Form 10-KSB for the fiscal year ended December 31, 2005
      Form 10-QSB for the period ended September 30, 2006
      Form 8-K dated April 28, 2006
      Form 8-K/A#1 dated July 1, 2006

      File No. 0-50469

Dear Mr. Kreisler:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692, in her absence, to Anne McConnell at (202) 551-3709.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief